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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 1)


                        Harte-Hanks Communications, Inc.
                                (Name of Issuer)

                         Common Stock,  Par Value $1.00
                         (Title of Class of Securities)

                                   416196103
                                 (CUSIP Number)

                               David L. Copeland
                                  Sipco, Inc.
                              Post Office Box 2791
                             Abilene, Texas  79604
                                 (915) 676-7724
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 22, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 pages)

_______________
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                  SCHEDULE 13D

CUSIP NO. 416196 10 3                                          PAGE 2 OF 5 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David Copeland
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS

         Not Applicable.
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /
         Not Applicable.
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6   CITIZENSHIP OR PLACE OF ORGANIZATION


          Texas
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           3,649,548
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          465,850
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    3,649,548
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    465,850
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,115,398
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12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.20%
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14   TYPE OF REPORTING PERSON

          IN
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ITEM 1.  SECURITY AND ISSUER

                 The class of securities to which this statement relates is the common stock, $1.00 par value (the "Common Stock") of Harte-Hanks Communications, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 200 Concord Plaza Drive, Suite 800, San Antonio, Texas 78216.

ITEM 2.  IDENTITY AND BACKGROUND

                 (a)-(c)

                             PRINCIPAL                               BUSINESS
           NAME              OCCUPATION        EMPLOYER              ADDRESS
           ----              ----------        --------              -------
   David L. Copeland          Investment    SIPCO,           1052 North Fifth Street
                                            Inc.             Suite 101
                                                             Abilene, Texas 79601

                 (d)      None.

                 (e)      None.

                 (f)      U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 With respect to the acquisition of beneficial ownership of shares in excess of five percent, Mr. Copeland was named the trustee of the Andrew B. Shelton Revocable Trust upon the death on January 16, 1997 of settlor, Andrew B. Shelton. The trust became irrevocable upon the death of Mr. Shelton.

ITEM 4.  PURPOSE OF TRANSACTION

                 Mr. Copeland's holdings are primarily a product of his appointment as trustee for several trusts and as custodian for his children's share holdings. He has held approximately 21,000 shares for his own account for a number of years.

                 Mr. Copeland has no plans or proposals which relate to or would result in the occurrence of the events described in Items 4(a) - 4(j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Copeland beneficially owns 4,115,398 shares of the Common Stock, which represents approximately 11.20% of the outstanding the Issuer Common Stock. Mr. Copeland has a pecuniary interest in 21,000 shares of Issuer Common Stock, less than one percent of the outstanding Issuer Common Stock.





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         (b)     Mr. Copeland has sole voting and dispositive power with
                 respect to the 3,649,548 shares of the Issuer Common Stock and shared voting and disposable power with respect to 465,850 shares of Issuer Common Stock.

         (c)     None.

         (d) With respect to 4,115,398 shares of Issuer Common Stock deemed to be owned by Mr. Copeland, various persons, who are beneficiaries of eleven separate trusts for which Mr. Copeland serves as trustee, have the right to receive dividends or the proceeds of sale of the securities reported hereunder. In addition, he is custodian for his two children's accounts which each hold 8,400 shares. Mr. Copeland has no pecuniary interest in any of the trusts.

         (e)     Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Mr. Copeland serves as sole trustee for the following trusts:

                 1. Andrew B. Shelton Revocable Trust (now irrevocable due to the death of Mr. Shelton) (3,328,848 shares)
                 2.       Ruby W. Shelton Marital Trust (130,000 shares)
                 3.       John Robert Tucker Trust (51,350 shares)
                 4.       Thomas A. Tucker Trust (51,350 shares)
                 5.       Albert R. Tucker Trust (50,200 shares)

                 Mr. Copeland serves as co-trustee with Larry D. Franklin on the following trusts:

                 1.       Andrew David Durham 1989 Trust (120,000 shares)
                 2.       Wendy Hanks Durham 1989 Trust (120,000 shares)
                 3.       Carol Christine Nichols 1989 Trust (120,000 shares)

                 Mr. Copeland serves as co-trustee with Ruby W. Shelton on the following trusts:

                 1.       Gary Southard Trust (35,850 shares)
                 2.       Deborah Caudle Trust (35,000 shares)
                 3.       Deana Rainey Rudolph Trust (35,000 shares)

                 To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                 Not Applicable.






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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 12, 1998

                                        By:    /s/  David Copeland
                                           ---------------------------
                                                David Copeland